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                     December 19, 2023

       John Hanson
       Chief Financial Officer
       Turtle Beach Corp
       44 South Broadway
       4th Floor
       White Plains, NY 10601

                                                        Re: Turtle Beach Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-35465

       Dear John Hanson:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing